UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 4)

ULURU INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

90403T209

(CUSIP Number)

Bradley J. Sacks

Centric Capital Ventures LLC
c/o Wiggin and Dana LLP
Attn: Scott L. Kaufman
450 Lexington Avenue, 38th Floor
New York, New York 10017 (212)
551-2600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90403T209	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS
Centric Capital Ventures LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
WC

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7.	SOLE VOTING POWER
		266,480
NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		29,953,205[1]
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		552,960
PERSON WITH:
	10.	SHARED DISPOSITIVE POWER
		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,953,205[1]

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.1%[2]

14.	TYPE OF REPORTING PERSON (see instructions)
OO

1 Includes shares of Common Stock held by the Reporting Person and certain other persons with whom the Reporting Person shares voting control and shares of Common Stock that may be currently acquired upon conversion of convertible securities beneficially owned by the Reporting Person.

2 Based upon 76,349,431 shares of Common Stock outstanding as of March 31, 2017, as provided to the Reporting Person by ULURU Inc.

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CUSIP No. 90403T209	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS
Bradley J. Sacks

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions)
OO (See Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	7.	SOLE VOTING POWER
		266,480
NUMBER OF
SHARES	8.	SHARED VOTING POWER
BENEFICIALLY		29,953,205[3]
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		552,960
PERSON WITH:
	10.	SHARED DISPOSITIVE POWER
		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,953,205[3]

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
39.1%[4]

14.	TYPE OF REPORTING PERSON (see instructions)
IN

3 Includes shares of Common Stock held by the Reporting Person and certain other persons with whom the Reporting Person shares voting control and shares of Common Stock that may be currently acquired upon conversion of convertible securities beneficially owned by the Reporting Person.

4 Based upon 76,349,431 shares of Common Stock outstanding as of March 31, 2017, as provided to the Reporting Person by ULURU Inc.

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CUSIP No. 90403T209	SCHEDULE 13D/A

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) is filed by Centric Capital Ventures LLC, a Delaware limited liability company (“Centric Capital”), and Bradley J. Sacks (“B Sacks”), the Managing Member of Centric Capital, with respect to ownership of shares of the common stock, par value $0.001 per share (the “Common Stock”), of ULURU Inc., a Nevada corporation (“ULURU”), and amends and supplements the Schedule 13D filed on April 2, 2015, as amended by Amendment No. 1 filed on July 29, 2015, Amendment No. 2 filed on April 1, 2016 and Amendment No. 3 filed on March 2, 2017 (the “Original Schedule 13D” and together with this Amendment No. 4, the “Schedule 13D”). Centric Capital and B Sacks are individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Capitalized terms used herein and not otherwise defined in this Amendment No. 4 shall have the meanings set forth in the Original Schedule 13D.

This Amendment No. 4 is being filed to amend Items 4, 5, 6 and 7 of the Schedule 13D as follows:

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Velocitas Partners LLC, a Delaware limited liability company (“Velocitas”), Velocitas I, LLC, a Delaware limited liability company (“Velocitas I” and together with Velocitas, the “Velocitas Parties”), and ULURU are parties to the Note, Warrant, and Preferred Stock Purchase Agreement, dated as of February 27, 2017, as amended by the Amendment to Note, Warrant, and Preferred Stock Purchase Agreement, dated as of March 28, 2017 (the “Velocitas Purchase Agreement Amendment,” and as amended, the “Velocitas Purchase Agreement”). In connection with the Velocitas Purchase Agreement, the Reporting Persons, Michael I. Sacks (“M Sacks”), the Velocitas Parties, Terrance K. Wallberg (“Wallberg”) and ULURU entered into a Voting Agreement, dated as of February 27, 2017, as amended as of March 31, 2017 (the “Voting Agreement Amendment,” and as amended, the “Voting Agreement”), which became effective upon the second closing under the Velocitas Purchase Agreement held on March 31, 2017 (the “Second Closing”) in accordance with its terms. Under the Velocitas Purchase Agreement Amendment, the parties agreed to extend the date for the Second Closing and provide for the purchase by Velocitas I of $5,000,000 of ULURU’s Series B Convertible Preferred Stock (“Series B Preferred Stock”). In accordance with the Velocitas Purchase Agreement, at the initial closing held on February 27, 2017 (the “Initial Closing”), ULURU issued Velocitas a $500,000 convertible secured promissory note (the “Initial Note”) and appointed Vaidehi Shah to serve as ULURU’s Chief Executive Officer and to also serve as a member of ULURU’s Board of Directors.

In accordance with the Velocitas Purchase Agreement, at the Second Closing (a) ULURU issued Velocitas a $500,000 convertible secured promissory note substantially on the same terms as the Initial Note (the Initial Note, together with the note issued at the Second Closing, are referred to as the “Notes”) and a warrant to purchase 57,055,057 shares of Common Stock at an exercise price of $0.04 per share (the “Velocitas Warrant”) and (b) Velocitas I purchased shares of ULURU Series B Preferred Stock for an aggregate purchase price of $5,000,000 (which shares are convertible into 125,000,000 shares of Common Stock). The Notes have a conversion price of $0.04 per share and are currently convertible into an aggregate of 25,000,000 shares of Common Stock. In addition, at the Second Closing, ULURU acquired certain Altrazeal distributor agreements Velocitas has with its sub-distributors in exchange for the issuance to Velocitas of 13,375,000 shares of Common Stock. As a result of the issuance of $5,000,000 of ULURU Series B Preferred Stock at the Second Closing, the conditions under which B Sacks could have been obligated to purchase up to $2,000,000 in Common Stock under the Backstop Agreement, dated as of February 27, 2017, by and among ULURU, B Sacks and Velocitas, will not be satisfied and any potential obligation of B Sacks to purchase Common Stock thereunder has expired and is now terminated.

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Pursuant to the Voting Agreement, the parties agreed that once the Voting Agreement became effective, the size of the Board of Directors would be set at six directors, and the parties would vote for the election to the Board of Directors of four persons designated by Velocitas (initially to be Anish Shah, Oksana Tiedt, Vaidehi Shah and Arindam Bose, all of whom have been appointed to the Board of Directors), one director designated by B Sacks and one additional director to be designated by a major investor or by the Board of Directors. In addition, the Voting Agreement provides for a vote in favor of a proposal to amend ULURU’s amended and restated articles of incorporation (the “Articles”) to increase the authorized shares as required to permit the conversion/exercise of the Series B Preferred Stock and other convertible securities to Common Stock. In connection with the Second Closing, the Voting Agreement was amended to remove Wallberg as a party thereto. Also at such time, B Sacks resigned as the Chairman of the Board of Directors of ULURU but continues to serve as a member of the Board.

Other than as described above or elsewhere in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D are amended and supplemented as follows:

(a)       Centric Capital directly beneficially owns 552,960 shares of Common Stock, which includes warrants to purchase 266,480 shares of Common Stock, and by virtue of his control of Centric Capital as its Managing Member, B Sacks is deemed to beneficially own such 552,960 shares of Common Stock, representing approximately 0.7% of the outstanding shares of Common Stock.

M Sacks directly beneficially owns 30,050,490 shares of Common Stock, which includes warrants to purchase 14,025,245 shares of Common Stock, representing approximately 33.3% of the outstanding shares of Common Stock.

Explanatory Note: When calculating the percentage ownership of the outstanding shares of Common Stock directly beneficially owned by M Sacks and each of the Reporting Persons in accordance with Rule 13d-3 under the Exchange Act, the shares of Common Stock to be issued upon conversion of the Series B Preferred Stock and the shares of Common Stock issuable upon exercise of the Notes and the Warrant beneficially owned by the Velocitas Parties are not deemed to be outstanding because M Sacks and each of the Reporting Persons do not have the right to acquire such securities. As a result, the percentage of outstanding shares of Common Stock directly beneficially owned by M Sacks and each of the Reporting Persons shown above and elsewhere herein appear to be significantly higher than if such ownership percentages were to be calculated on a fully diluted basis after giving effect to the conversion and exercise of the securities beneficially owned by the Velocitas Parties.

The Reporting Persons and M Sacks may be deemed to be a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. M Sacks has filed a separate Schedule 13D with respect to ULURU. Except as described herein, the Reporting Persons disclaim any beneficial ownership or pecuniary interest in the shares of Common Stock beneficially owned by M Sacks. Any information regarding M Sacks described in this Schedule 13D is based on information provided by M Sacks to the Reporting Persons.

Upon the effectiveness of the Voting Agreement, a “group” within the meaning of Rule 13d-5(b) under the Exchange Act may be deemed to have formed among the Reporting Persons, M Sacks and the Velocitas Parties.  The Velocitas Parties have filed a separate Schedule 13D with respect to ULURU. Any information regarding the Velocitas Parties described in this Schedule 13D is based on information provided by the Velocitas Parties to the Reporting Persons.

4

Subject to the availability of Common Stock authorized to be issued pursuant to the Articles, Velocitas would directly beneficially own 220,430,057 shares of Common Stock, which includes 125,000,000 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock, 57,055,057 shares of Common Stock issuable upon exercise of the Warrant, and 25,000,000 shares of Common Stock issuable upon conversion of the Notes representing approximately 77.8% of the outstanding shares of Common Stock. However, such beneficial ownership would currently be limited to 137,025,569 shares of Common Stock due to the current authorized but unissued amount of 200,000,000 shares of Common Stock set forth in the Articles, which represents approximately 68.5% of the outstanding shares of Common Stock.

Subject to the availability of Common Stock authorized to be issued pursuant to the Issuer’s Articles, Velocitas I would directly beneficially own 125,000,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock, which represents approximately 62.1% of the outstanding shares of Common Stock. However, such beneficial ownership would currently be limited to 123,650,659 shares of Common Stock due to the current authorized but unissued amount of 200,000,000 shares of Common Stock set forth in the Articles, which represents approximately 61.8% of the outstanding shares of Common Stock.

By virtue of certain provisions of the Voting Agreement, the Reporting Persons may be deemed to beneficially own the shares of Common Stock held by Velocitas and M Sacks, consisting of an aggregate of 29,593,205 shares of Common Stock, representing approximately 39.1% of the outstanding shares of Common Stock. Except as described herein, the Reporting Persons disclaim any beneficial ownership or pecuniary interest in the shares of Common Stock beneficially owned by the Velocitas Parties and M Sacks.

By virtue of certain provisions of the Voting Agreement, M Sacks may be deemed to beneficially own the shares of Common Stock held by Centric Capital and Velocitas, consisting of an aggregate of 43,711,970 shares of Common Stock, representing approximately 48.4% of the outstanding shares of Common Stock.

By virtue of certain provisions of the Voting Agreement, Velocitas may be deemed to beneficially own the shares of Common Stock held by Centric Capital and M Sacks, consisting of an aggregate of 236,741,782 shares, representing approximately 83.5% of the outstanding shares of Common Stock, but would be limited to 153,337,294 shares of Common Stock due to current authorized but unissued amount of 200,000,000 shares of Common Stock set forth in the Articles, representing approximately 76.7% of the outstanding shares of Common Stock.

By virtue of certain provisions of the Voting Agreement, Velocitas I may be deemed to beneficially own the shares of Common Stock held by Velocitas, Centric Capital and M Sacks, consisting of an aggregate of 154,686,725 shares, representing approximately 76.8% of the outstanding shares of Common Stock, but would be limited to 153,337,294 shares of Common Stock due to current authorized but unissued amount of 200,000,000 shares of Common Stock set forth in the Articles, representing approximately 76.7% of the outstanding shares of Common Stock.

        The ownership percentages are based upon 76,349,431 shares of Common Stock outstanding as of March 31, 2017 after giving effect to the Second Closing, as provided to the Reporting Persons by ULURU.

(b)       The Reporting Persons have sole dispositive power over 552,960 shares of Common Stock, which includes shares of Common Stock issuable upon the exercise of warrants, and they do not have shared dispositive power with respect to any shares of Common Stock.

M Sacks has sole dispositive power over 30,050,490 shares of Common Stock, which includes shares of Common Stock issuable upon the exercise of warrants, and he does not have shared dispositive power with respect to any shares of Common Stock.

5

Subject to the availability of Common Stock authorized to be issued pursuant to the Articles, Velocitas would have sole dispositive power over 220,430,057 shares of Common Stock, which includes shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and the Notes and upon exercise of the Warrant, and it does not have shared dispositive power with respect to any shares of Common Stock. However, such sole dispositive power would currently be limited to 137,025,569 shares of Common Stock due to the current authorized but unissued amount of 200,000,000 shares of Common Stock set forth in the Articles.

Subject to the availability of Common Stock authorized to be issued pursuant to the Articles, Velocitas I would have sole dispositive power over 125,000,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock, and it does not have shared dispositive power with respect to any shares of Common Stock. However, such sole dispositive power would currently be limited to 123,650,569 shares of Common Stock due to the current authorized but unissued amount of 200,000,000 shares of Common Stock set forth in the Articles.

By virtue of certain provisions of the Voting Agreement,  each of the Reporting Persons may be deemed to have shared voting power over 29,953,205 shares of Common Stock, which includes (i) 552,960 shares of Common Stock directly beneficially owned (which includes shares issuable upon the exercise of warrants), (ii) 16,025,245 shares of Common Stock held by M Sacks and (iii) 13,375,000 shares of Common Stock held by Velocitas. The Reporting Persons have sole voting power over 266,480 shares of Common Stock.

By virtue of certain provisions of the Voting Agreement, M Sacks may be deemed to have shared voting power over 43,711,970 shares of Common Stock, which includes 30,050,490 shares of Common Stock directly beneficially owned by M Sacks (which includes shares of Common Stock issuable upon the exercise of warrants), 286,480 shares of Common Stock held by Centric Capital and 13,375,000 shares of Common Stock held by Velocitas, and M Sacks has sole voting power over 14,025,245 shares of Common Stock. All shares of Common Stock beneficially owned by Centric Capital, are deemed to be beneficially owned by B Sacks by virtue of his control of Centric Capital as its Managing Member.

Subject to the availability of Common Stock authorized to be issued pursuant to the Articles, by virtue of certain provisions of the Voting Agreement, (A) Velocitas may be deemed to have shared voting power over 236,741,782 shares of Common Stock, which includes (i) 125,000,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock, (ii) 25,000,000 shares of Common Stock issuable upon conversion of the Notes, (iii) 57,055,057 shares of Common Stock issuable upon exercise of the Warrant, (iv) 13,375,000 shares of Common Stock held by Velocitas, (v) 286,480 shares of Common Stock held by Centric Capital and (vi) 16,025,245 shares of Common Stock held by M Sacks and (B) Velocitas I may be deemed to have shared voting power over 154,686,725 shares of Common Stock, which includes (i) 125,000,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock, (ii) 13,375,000 shares of Common Stock held by Velocitas, (iii) 286,480 shares of Common Stock held by Centric Capital and (iv) 16,025,245 shares of Common Stock held by M Sacks.  However, such shared voting power of each of Velocitas and Velocitas I would be limited to 153,337,294 shares of Common Stock due to the current authorized but unissued amount of 200,000,000 shares of Common Stock set forth in the Articles. The Velocitas Parties do not have sole voting power over any shares of Common Stock.

The following “Item 2” information for the Velocitas Parties has been provided to the Reporting Persons by the Velocitas Parties:

(a) The names of the Velocitas Parties: Velocitas Partners LLC and Velocitas I, LLC.

(b) The business address for each Velocitas Party is 2113 Duck Hunter Point, Florence, SC 29501.

 (c) The principal business of each of Velocitas Party is that of a private investment company.

 (d) During the last five years, none of the Velocitas Parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (e) During the last five years, none of the Velocitas Parties have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f) Velocitas and Velocitas I are limited liability companies organized under the laws of the State of Delaware.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Velocitas Parties, as applicable (collectively, the “Velocitas Listed Persons”), required by Item 2 of Schedule 13D is as follows:

Vaidehi Shah, Smita Shah and Oksana Tiedt are the managing members of Velocitas. Velocitas I Manager LLC (“Velocitas Manager”) is the manager of Velocitas I and Velocitas is the sole member of Velocitas Manager. William Kennard and Anish Shah are Chairman and President, respectively, of Velocitas.

None of the Velocitas Listed Persons have any beneficial ownership of any Common Stock.

6

To the Reporting Persons’ knowledge, none of the Velocitas Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Vaidehi Shah and William Kennard are citizens of the United States of America, Anish Shah and Smita Shah are citizens of the Republic of India and Oksana Tiedt is a citizen of the Federal Republic of Germany.

(c)       No transactions in the shares of Common Stock have been effected by the Reporting Persons during the past 60 days and except as described in Item 4 of this Amendment No. 4, to the knowledge of the Reporting Persons, no transactions in the shares of Common Stock have been effected by M Sacks or the Velocitas Parties during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding thereto the information contained in Items 4 and 5 of this Amendment No. 4 and as follows:

References to and descriptions of the Voting Agreement Amendment included in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement attached hereto as Exhibits 99.1 which is incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits.

99.1 First Amendment to Voting Agreement, dated as of March 31, 2017, by and among ULURU Inc. and the investors listed therein.

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CUSIP No. 90403T209	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2017

/s/ Bradley J. Sacks
Bradley J. Sacks

Dated: April 13, 2017	CENTRIC CAPITAL VENTURES LLC

	By:	/s/ Bradley J. Sacks
Bradley J. Sacks
Managing Member

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